PURDEN LAKE RESOURCE CORP.
23 Mechanic Street
Red Bank, NJ  07701
(732) 358-0299
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                                                               November 15, 2007

Donna Levy
United States Securities and Exchange Commission
Mail Stop 7010
100 F Street NE
Washington, DC  20549


Re: Purden Lake Resource Corp.
    Amendment No. 2 to Registration Statement on Form SB-2
    Filed November 2, 2007
    File No. 333-145620

Dear Ms. Levy,

Thank you for your assistance in the review of our filing. In response to your verbal comments of November 14, 2007 we have amended our Registration Statement and provide this cover letter to assist you in your further review.

1. We have instructed our EDGAR service provider to include the maps on pages 22-24. He has advised us that he will file a .pdf version of the amendment that will include the maps.

2.   We have updated the cash position on page 28 from August 15th to September
     30.

Sincerely,


/s/ Lisa Lopomo
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Lisa Lopomo
President & Director